Annual Shareholder Meeting Results

PIMCO Strategic Income Fund, Inc., PIMCO Global StocksPLUS(r) &
Income Fund and PIMCO Dynamic Income Fund held their annual meetings of shareholders on June 30, 2017. Shareholders voted as indicated below.

PIMCO Global StocksPLUS(r) & Income Fund

Election of Deborah A. DeCotis Class III to serve until the annual meeting held during the 2019-2020 fiscal year
                    Withheld
Affirmative         Authority
9,172,150           338,875

Re-election of Alan Rappaport Class III to serve until the annual meeting held during the 2019-2020 fiscal year
9,172,649           338,376

Election of John C. Maney (Interested Trustee) Class II to
serve until the annualMeeting held during the 2018-2019 fiscal year
9,173,312           337,713

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, Craig A. Dawson, Bradford K. Gallagher, James A. Jacobson and William B. Ogden, IV continued to serve as
Trustees of the Fund.